EXHIBIT H

Pro Forma Capitalization of Xcel Energy Inc.
as of June 30, 2003 (in 000’s)

			As adjusted for events			As adjusted for issuance of
	June 30, 2003*		in third quarter 2003			$500 million of long-term debt

			NOTES			NOTES

Current Portion of Long
Term Debt	$241,147	2.1%		$241,147	2.1%		$241,147	2.0%
Short Term Debt	744,556	6.6%	3	69,556	0.6%		69,556	0.6%
Long-Term Debt	5,472,213	48.6%	1	6,422,213	56.7%	4	6,922,213	58.5%

Total Debt	$6,457,916	57.4%		$6,732,916	59.4%		$7,232,916	61.1%

TOPRS	$300,000	2.7%	2	$100,000	0.9%		$100,000	0.8%
Preferred Stock	104,260	0.9%		105,320	0.9%		105,320	0.9%

Total Preferred Equity	$404,260	3.6%		$205,320	1.8%		$205,320	1.7%

Common Stock	$4,384,017	39.0%		4,384,017	38.7%		$4,384,017	37.1%
Minority Interest	6,457	0.1%		6,457	0.1%		6,457	0.1%

Total Common Equity	$4,390,474	39.0%		$4,390,474	38.8%		$4,390,474	37.1%

TOTAL CAPITALIZATION	$11,252,650	100.0%		$11,328,710	100.0%		$11,828,710	100.0%

*	Common stock equity includes par value, capital in excess of par value, retained earnings, accumulated other comprehensive income and minority interest. NRG liabilities reclassified as held for sale (formerly classified as debt and minority interest) have been excluded from this calculation.

1.	Reflects issuance of $375 million of long-term debt by NSP-M in August 2003 and $575 million of long-term debt by PSCo in September 2003.

2.	Reflects retirement of $200 million of TOPRs at NSP-M.

3.	Reflects retirement of $675 million of short-term debt at NSP-M and PSCo from proceeds of long-term debt issuances.

4.	Reflects issuance of additional $500 million of long-term debt by Xcel Energy.

H-1